SECI

17009924

Securities and Exchange
MAR 01 2017
RECEIVED

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SEC FILE NUMBER
8-66581

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Newport Center Drive Floor 7
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rustyn L. Osier, Chief Accounting Officer — (949) 717-6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Dr, #600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rustyn L. Osier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Accounting Officer

Title

Notary Public

LAURIE SELWITZ
Commission # 2097118
Notary Public - California
Orange County
My Comm. Expires Feb 11, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Financial Condition

December 31, 2016

Contents

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
KBS Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States.

Squar Milner LLP

Newport Beach, California
February 28, 2017

KBS Capital Markets Group, LLC

(a California limited liability company)

Statement of Financial Condition

December 31, 2016

ASSETS	
Cash and cash equivalents	$1,644,955
Prepaid expenses and other assets	253,737
Due from affiliates	111,584
Property and equipment, net	79,748
Total assets	$2,090,024
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accrued compensation	$ 348,883
Accounts payable and accrued liabilities	290,590
Commissions and marketing fees payable to broker-dealers	94,901
Total liabilities	734,374
Commitments and contingencies *(Note 6)*	
Member's capital	1,355,650
Total liabilities and member's capital	$2,090,024

See notes to the statement of financial condition.

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company ("LLC") in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member").

During 2016, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust, Inc. ("KBS REIT"), KBS Real Estate Investment Trust II, Inc. ("KBS REIT II"), KBS Strategic Opportunity Real Estate Investment Trust, Inc. ("KBS SOR"), KBS Strategic Opportunity Real Estate Investment Trust II, Inc. ("KBS SOR II"), KBS Real Estate Investment Trust III, Inc. ("KBS REIT III"), KBS Legacy Partners Apartment REIT, Inc. ("KBS Legacy"), and KBS Growth & Income REIT, Inc. ("KBS G&I") (collectively referred to herein as the "KBS REITs"), all of which are affiliates of the Member. The Company also served as the dealer manager of the private offering of Princeton Private Investment Fund ("PPIF") which is not affiliated with the Member. The offering period for KBS REIT closed on May 30, 2008, while the offering period for KBS REIT II closed on December 31, 2010, KBS SOR closed on November 20, 2012, KBS Legacy closed on March 12, 2013, KBS Legacy Follow On closed on March 31, 2014, and KBS REIT III closed on May 29, 2015. As of December 31, 2016, the public offerings of KBS SOR II, and KBS G&I were ongoing. The Company commenced offering and selling shares of PPIF on August 16, 2016, the effective date of its related private placement memorandum.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect assets and liabilities as of December 31, 2016. Actual results could differ from these estimates.

Concentrations

During the year ended December 31, 2016, substantially all revenue was earned from sales of shares of KBS SOR II and KBS G&I.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Due From Affiliates

The Company receives commissions and dealer manager fees in connection with the distribution and sale of shares of KBS SOR II and KBS G&I. In addition, the Company receives reimbursement for certain expenses including sponsorships, promotional items, legal fees, travel, and due diligence expenses from the KBS REITs. Typically when the KBS REITs are in their earlier offering stage, the timing of reimbursement to the Company will be extended. The Company does not reserve for such amounts as the reimbursements have historically been collected once the KBS REITs raise additional Capital.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets mainly consist of prepaid insurance and prepaid rent.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years. Repairs and maintenance are expensed as incurred.

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of KBS SOR II, and KBS G&I.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of the KBS REITs. The Company pays marketing fees (reallows) to certain broker-dealers for marketing services provided by such broker-dealers.

2. Summary of Significant Accounting Policies (continued)

Taxes

As a LLC, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

The Company adopted Accounting Standards Codification 740-10, *Income Taxes* ("ASC 740-10") for the fiscal year ended December 31, 2009. Based on its evaluation, under ASC 740-10, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for the tax year ended December 31, 2016.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2016:

Computer equipment	$	67,928
Office equipment and fixtures		61,412
Less accumulated depreciation		(49,592)
	$	79,748

4. Related Party Transactions

Commissions and Dealer Manager Fees

The Company earns commissions and dealer manager fees for the distribution and sales of shares of the KBS REITs. The commission percentage is calculated using a commission rate starting at 6.5% and declining to 1% of proceeds from sales of shares based on the number of shares sold. The dealer manager fees are calculated using a rate starting at 2% and declining to 1%. There are no dealer manager fees paid on sales from certain dividend reinvestment plans that KBS REITs have in effect.

As of December 31, 2016, the Company had commissions due from affiliate of $82,431 and dealer manager fees due from affiliate of $21,878, which are included in due from affiliates on the accompanying statement of financial condition. The commissions and dealer manager fees receivable represent commissions and fees associated with the sale of shares for KBS REITs.

4. Related Party Transactions (continued)

Reimbursements from Affiliates

As of December 31, 2016, the Company had $7,275 due from the KBS REITs for reimbursements of expenses that the Company incurred on their behalf.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2016, the Company had net capital of $947,895 which was $898,937 in excess of the required net capital of $48,958 as computed in accordance with Rule 15c3-1. The Company's aggregate indebtedness to net capital ratio was 0.77 to 1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or hold funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

6. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

6. Commitments and Contingencies (continued)

Operating Lease Obligation

The Company leases its office equipment under a non-cancelable operating lease. The lease expires in April 2019.

Future minimum lease payments under operating leases for the years ending December 31 are as follows:

2017	18,168
2018	18,168
2019	6,056

7. Subsequent Events

The Company evaluates subsequent events up until the date the financial statements are available for issuance. As of February 28, 2017, no material subsequent events have occurred.